Filed by Constellation Energy Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Constellation Energy Group, Inc.

Commission File No. 333-175162

The following answers to Frequently Asked Questions were posted on a Constellation Energy internal website dedicated to the merger with Exelon.

As a reminder, the merger approval and integration planning process will require several months. We ask for your patience and understanding as we work through all of the issues that pertain to our employees and companies. For now, it is important that each of us stays focused on meeting our business objectives and makes safety a priority every day.

General

1. NEW Q: Regulatory hurdles in Maryland have made it difficult to close previous proposed mergers. Any thoughts on why the outcome might be different this time around?

A: The merger will bring a package of benefits valued at more than $250 million to the State of Maryland, the City of Baltimore and BGE residential gas and electric customers. Specifically, two growing parts of the combined corporation will be headquartered in Baltimore. Exelon’s Power Team will combine with Constellation’s power marketing and retail/wholesale business under the Constellation brand. This customer-driven business is expected to be the major growth engine in the new company. In addition, Baltimore will be home to both companies’ renewable energy businesses. To house these operations, the new company intends to build or substantially renovate a state-of-the art Leadership in Energy and Environmental Design (LEED) corporate office building in Baltimore. The transaction will also benefit Maryland’s economy and energy infrastructure: $5 million will be provided for the State of Maryland’s Electric Universal Service Program (EUSP); $4 million will be provided to support the objectives of the EmPower Maryland Energy Efficiency Act; $10 million will be provided to help spur development of electric vehicle infrastructure in Maryland; and at least $45 million will be invested to develop 25 megawatts of renewable energy in the state. Along with a $100 rate credit that will be provided to each BGE residential customer, the total benefits will be more than $250 million.

2. NEW Q: What’s the timeline? When will we know?

A: The merger is expected to be completed during the first quarter 2012. The merger integration process is only in the early stages and much is yet to be decided. Constellation Energy and Exelon recently announced the start of the integration planning process, specifically, the formation of Core and Business Area Integration teams. Those teams will guide the process, analyze the two companies’ functional organizations and design what the post-merger organization will look like. The Integration teams are committed to timely and open communication and will update employees on decisions throughout the process.

HR/Benefits/Staffing

1. NEW Q: Will Constellation have a job center to help us find new employment? How do we go about collecting unemployment? What kind of medical insurance can we get while out of work?

A: All of these issues will be addressed as part of the integration process, which is currently underway.

2. NEW Q. Will there be a hiring freeze at Constellation Energy?

A: No. As a reminder, we will continue to follow the managed hiring process that has been in place for quite some time. This process keeps our focus on leveraging our internal talent across the company while being prudent and thoughtful about the skills we may need to bring into the company.

Business Unit

BGE

1. NEW Q: What is EUSP?

A: The Electric Universal Service Program (EUSP) is a state program that provides assistance with electric bills (electric only). EUSP includes two components: 1) Bill assistance grant—requires customer to go on budget billing and reduces the monthly payment customers would otherwise make.

2) Arrearage program—gives customer a grant of up to $2,000 to pay off arrearages. A qualifying customer is eligible for arrearage help once every seven years.

Power Generation

1. NEW Q: What is the plant sale timeline vs. T&SS timeline?

A: The process of divesting the three Baltimore coal plants will not begin until the merger is closed. Close is not expected to occur until the first quarter of 2012. The companies have committed that within 180 days after the closing of the transaction, the combined company will enter into contracts to divest the three Constellation Energy coal plants (Brandon Shores, H.A. Wagner, and C.P. Crane).

As far as the Technical and Support Services (TSS) and other groups, which provide support to the Baltimore coal plants, it has not yet been determined whether these groups will be included in the plant divestiture. In the next few months, we expect to have more clarity around the specifics of the divestiture.

2. NEW Q: What long term options will I have post merger?

A: The Exelon-Constellation merger is primarily driven by strategic fit, rather than synergies. But, as is the case with most mergers and acquisitions, at least part of the rationale for combining operations is to increase efficiency, which is accomplished in part by reducing overlapping or redundant functions. The two companies anticipate some consolidation at the corporate levels, and from integrating the two companies’ trading platforms, but are focused primarily on eliminating open positions to minimize direct impact on employees. We can’t specify the number of positions at this point. Beyond that, as an employee of the number one competitive energy products and services supplier, number two residential electricity and gas distribution company, and number one competitive power generator with more than 34 GW of power generation, there should be growth opportunities for employees post-merger.

CENG

1. NEW Q: What should I do as a CENG employee concerning the proposed merger with Exelon?

A: CENG employees should remain focused on those items within their control—personal and nuclear safety, operating the fleet exceptionally well, taking care of our environment, staying engaged in helping CENG be successful, and ensuring the general public is safe.

2. NEW Q: There are several fleet initiatives going on now. Will they be paused due to the merger?

A: The proposed merger is not expected to affect CENG’s day-to-day operations; therefore, we will continue to move forward with fleet initiatives. If appropriate, CENG leadership will assess fleet initiatives to determine if existing or planned projects need to be modified.

3. NEW Q: CENG employees currently share documents with peers at Exelon, can we still do this?

A: If employees were permitted to share the information in the past, they can continue to share it now; if information was not shared in the past then it should not be shared now. Employees need to continue to treat CENG documents as confidential and proprietary. If an employee would like to share a contract or purchase order etc., they must first contact legal for approval.

4. NEW Q: Will CENG’s fleet outage schedule change?

A: CENG will continue to use the current outage schedule that has been developed and approved.

5. NEW Q: Are there similarities and differences between Exelon’s and CENG’s organizational charts, Eplan and CAP programs?

A: There are both similarities and differences between the Exelon and CENG fleets. When appropriate, both companies will share best practices.

6. NEW Q: What will happen to the support services CENG receives from CE?

A: CENG will continue to receive support services from CE during the transition. The integration process will address the support services currently provided by CE.

7. NEW Q: Is UniStar part of the proposed merger?

A: UniStar is not affected since it is solely owned by EDF.

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Cautionary Statements Regarding Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger, integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (11) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (12) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors, (b) Part 1, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 14; (3) Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12; and (4) Constellation’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 in (a) Part II, Other Information, ITEM 5. Other Information, (b) Part I, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Notes to Consolidated Financial Statements, Commitments and Contingencies. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the preliminary joint proxy statement/prospectus included in the Registration Statement on Form S-4 that Exelon filed with the SEC on June 27, 2011 in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find it

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. On June 27, 2011, Exelon filed with the SEC a Registration Statement on Form S-4 that included a preliminary joint proxy statement/prospectus and other relevant documents to be mailed by Exelon and Constellation to their respective security holders in connection with the proposed merger of Exelon and Constellation. These materials are not yet final and may be amended. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the preliminary joint proxy statement/prospectus and definitive joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Suite 600C, Baltimore, MD 21202. Investors and security holders may also read and copy any reports, statements and other information filed by Exelon, or Constellation, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Exelon, Constellation, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 24, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding Constellation’s directors and executive officers is available in its proxy statement filed with the SEC by Constellation on April 15, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus.

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